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                           November 4, 2020

       Ellery W. Roberts
       Chief Executive Officer
       1847 Holdings LLC
       590 Madison Avenue, 21st Floor
       New York, NY 10022

                                                        Re: 1847 Holdings LLC
                                                            Registration
Statement on Form S-1
                                                            Filed October 30,
2020
                                                            File No. 333-249752

       Dear Mr. Roberts:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact
Katherine Bagley at (202) 551-2545 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Trade & Services
       cc:                                              Louis A. Bevilacqua